June 8, 2012

VIA FAX (703-813-6984) AND EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	BlackRock, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 8-K Filed April 18, 2012
File No. 001-33099

Dear Ms. Hayes:

           Set forth below is the Company’s response to the comments of the Staff of the Commission on our above-referenced filings set forth in your letter of May 7, 2012.  For the convenience of the Staff, we have restated the comments in italics.  The reference to the page numbers in our response corresponds to the page numbers in our Form 10-K, Form 10-Q or the definitive proxy statement for the 2012 annual meeting.

Form 10-K for the year ended December 31, 2011

Overview, page 5

1.
We note your disclosure on page five regarding changes in assets under management (AUM) and that you separately present BGI merger-related outflows from net new business.  Please clarify for us what BGI merger-related outflows represent and why you have chosen to highlight them separately from net new business.  In this regard, please expand your explanation in footnote (1) to the table on page five which states that such outflows were due to manager concentration considerations and scientific active equity performance.

On December 1, 2009, the Company acquired from Barclays Bank PLC (“Barclays”) all of the outstanding equity interests of subsidiaries of Barclays conducting the investment management business of Barclays Global Investors (“BGI”).  In connection with the acquisition of BGI, the Company anticipated merger-related outflows due to: (i) client restrictions on the amount of assets that an investment manager could manage for the specific client (“manager concentration considerations”) and (ii) underperformance in scientific active equities pre-dating the acquisition (“SAE”).  In addition, BlackRock considered these expected outflows in its valuation of BGI.

Outflows due to manager concentration considerations were the direct result of the combination of BGI with BlackRock, as clients had to reallocate a portion of their assets away from the combined business due to asset size constraints with a single investment manager.  Outflows due to SAE performance were the result of negative performance leading up to the close of the transaction.  BlackRock anticipated these asset outflows to continue after the close of the transaction.  Beginning in the third quarter 2011, BlackRock ceased reporting these flows separately.  Management believes that separately presenting net new business and BGI merger-related outflows allowed users of the financial statements to better assess the performance of the combined organization.  If merger-related outflows had been incorporated with the core net new business, users would have had a distorted view of BlackRock’s growth rate of net new business during the applicable period.

In future filings, the Company will include the following disclosure in footnote (1) to the referenced table:

“Amounts include BGI merger-related outflows due to manager concentration considerations and scientific active equity performance.  As a result of client investment manager concentration limits and the scientific active equity performance, outflows were expected to occur for a period of time subsequent to the close of the transaction.”

2.
As a related matter, we note that based on a review of past filings a significant amount of your indefinite-lived intangible assets relate to management contracts that were acquired in the BGI transaction.  Please tell us and consider revising your disclosure in future filings within Critical Accounting Policies to address whether the BGI merger-related outflows impact your assessment of whether the values of the management contract intangible assets are impaired and whether the indefinite-life classification is still appropriate.  In your response, specifically address whether, and if so, how you determined that there is a high likelihood of continued renewal based on historical experience for these acquired management contracts, which we noted is a key factor in the assignment of indefinite lives to such contracts per your disclosure on page F-16.

When assessing whether the values of intangible assets related to management contracts are impaired, we consider various factors, including assets under management (“AUM”), revenue, projected AUM growth rates, operating margins, tax rates and discount rates.  When we incur significant outflows in our investment products, we review those outflows in conjunction with all other relevant factors in order to determine whether the outflows are indicative of an impairment event.  With regard to the outflows incurred relating to the management contracts acquired in the BGI acquisition, our acquisition-date valuation of the management contracts included estimates of expected outflows, including outflows related to manager concentration limits and performance related issues for scientific active equity products pre-dating the acquisition.  Therefore, expected BGI merger-related outflows were reflected in the acquisition-date valuation of the management contracts acquired by BlackRock and in the AUM that was used in our impairment assessment. Due to overall improvement in AUM, operating margin and other factors, no impairment has occurred.

When assessing whether intangible assets related to management contracts have an indefinite life, we consider the following: (i) the assumption that there is no foreseeable limit, including contractual, legal or regulatory constraints, on the contract period to manage these funds; (ii) we expect, and have the ability, to continue to operate these products supporting the management contracts indefinitely without incurring significant renewal costs; (iii) the products supporting the management contracts have multiple investors and are not reliant on a single investor or investor group for their continued operation; (iv) current competitive factors, economic conditions and customer demand (as evidenced by net new business) do not indicate a finite life; and (v) there is a high likelihood of continued renewal based on historical experience.  For management contracts of acquired registered mutual funds, there was a high likelihood of renewal based on previous trends of annual renewals.  With regard to non-mutual fund products acquired in the BGI acquisition, the management contracts associated with these products typically do not require annual renewal (as would be the case with a registered mutual fund), nor do they typically have a contractual termination date.  For these products, indicators of a finite life generally would include factors such as the Company’s intent to voluntarily terminate the products, significant outflows or market declines such that the products could no longer achieve a profitable scale of investment, competitive challenges that would make the products unprofitable or regulatory changes that may limit the lives of the products.  Based on this assessment, none of these factors existed as of the date of the Company’s review and, as a result, the Company believes that the indefinite-life classification of these management contracts remains appropriate.

Item 1A.  Risk Factors, page 27

Risks Related to Relationships with Bank of America/Merrill Lynch, PNC, Barclays…, page 30

3.
Please include a risk factor that describes the risks associated with the stockholder agreements with Merrill Lynch, PNC and Barclays, including the actions that you may not undertake without prior approval of those entities.

                  We do not believe that we face any material risk related to our stockholder agreements with Merrill Lynch and PNC.  (We note that our stockholder agreement with Barclays was recently terminated on May 24, 2012 in connection with the disposition by Barclays of all of its holdings in BlackRock.)  We describe at length the provisions of these agreements in our definitive proxy beginning on page 53.  As described therein, the actions that we may not undertake without prior approval of Merrill Lynch and PNC are limited, and we do not expect that the potential need to obtain such approvals is likely to a have a material adverse impact on the Company, our future operations or future transactions.  Accordingly, we do not propose to revise our risk factor disclosure in response to this comment.

Legal and Regulatory Risks, page 31

4.
Please revise your disclosure in this section to clarify how the regulations that you discuss in this section present material risks to you.  For example, it currently is unclear how the Dodd-Frank Act may adversely impact your business, require you to change certain business practices, or impose additional costs on you.  Please also expand your disclosure to explain risks associated with proposed changes relating to money market fund regulations and to clarify whether such changes could materially impact your operations.  Please ensure that your revised disclosure captures the most significant regulatory risks applicable to both your United States and foreign operations.

In response to this comment, we included an enhanced legal and regulatory risk factor on page 79 in our First Quarter Form 10-Q filed on May 9, 2012 (reproduced below).  We will include a similar risk factor going forward in our Form 10-Ks.  We note that the risk factor references the “Item 1-Business-Regulation” section of our Form 10-K, which includes a six page discussion of the impact of regulation on BlackRock, including the potential impact of various regulatory reform initiatives.  As we expect the Staff will appreciate, and as we describe, it is difficult in many cases to anticipate the impact on BlackRock of such regulatory reform initiatives, including the Dodd-Frank Act, given the significant amount of rulemaking currently under way and the uncertainty regarding what the ultimate effects on our operations may be as a result of some of the ongoing rulemaking initiatives when finalized.

We included enhanced language in our risk factor regarding the effect of regulatory reform in our Form 10-Q for the quarter ended March 31, 2012:

“On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “DFA”) was signed into law in the United States. The DFA is expansive in scope and requires the adoption of extensive regulations and numerous regulatory decisions in order to be implemented. The adoption of these regulations and decisions will in large measure determine the impact of the DFA on BlackRock.

The DFA and its regulations, and other new laws or regulations, including those affecting money market funds, or changes in enforcement of existing laws or regulations in the United States or internationally, could adversely impact the scope or profitability of BlackRock’s business activities, could require BlackRock to change certain business practices and could expose BlackRock to additional costs (including compliance and tax costs) and liabilities, as well as reputational harm. Among other potential impacts of the DFA, provisions of the DFA referred to as the Volcker Rule could, to the extent the final Volcker Rule is determined to apply to BlackRock’s activities, adversely impact the method by which BlackRock invests in and operates its investment funds, including private equity funds, hedge funds and fund of funds platforms. Also, if BlackRock were designated a systemically important financial institution, it could be subject to enhanced prudential, supervisory and other requirements, which, individually or in the aggregate, could adversely impact BlackRock’s business and operations. Moreover, additional regulations related to money market funds, which, if adopted, could significantly alter money market fund products and the entire money market fund industry. Further, regulations under the DFA relating to regulation of swaps and derivatives could impact the manner by which BlackRock and BlackRock-advised funds and accounts use and trade swaps and other derivatives, and could significantly increase the costs of derivatives trading. Additionally, the SEC, the Internal Revenue Service and the Commodity Futures Trading Commission (the “CFTC”) each continue to review the use of futures and derivatives by mutual funds, which could result in regulations that further limit the use of futures and derivatives by mutual funds. If adopted, these limitations could require BlackRock to change certain mutual fund business practices or to register additional entities with the CFTC, which could result in additional costs and/or restrictions. Regulatory changes could also lead to business disruptions, could adversely impact the value of assets in which BlackRock has invested on behalf of clients and/or via seed or co-investments, and, to the extent the regulations strictly control the activities of financial services firms, could make it more difficult for BlackRock to conduct certain business activities or distinguish itself from competitors. See Part I, “Item 1—Business—Regulation” contained in our 2011 Annual Report on Form 10-K for additional information regarding certain laws and regulations that affect BlackRock’s business.”

Exhibits and Financial Statement Schedules, page 102

5.
Certain of your exhibits were filed in an incomplete manner.  For example, you have omitted the exhibits and schedules from exhibits 10.17 and 10.18.  Please amend the Forms 8-K filed on November 17, 2010 and March 11, 2011 to refile the credit agreement and global distribution agreement in their entireties.  Please confirm to us that each of the other exhibits contained in your exhibit index was filed completely.  For any that were not, amend the filings to do so.

We will amend the Forms 8-K filed on November 17, 2010 and March 11, 2011 to include the referenced exhibits and schedules and amend other filings, if necessary, to include omitted exhibits and schedules.  We note that our agreements relating to our acquisitions of Quellos and BGI were previously filed pursuant to Item 601(b)(10) of Regulation S-K rather than the more appropriate Item 601(b)(2), and will correct references to such agreements when included as exhibits in future filings.  Pursuant to Item 601(b)(2), the Company believes that the schedules and exhibits do not contain information which is material to an investment decision or information that is not otherwise disclosed in the applicable agreement or disclosure document but will furnish such omitted items to the Commission upon request.

Notes to the Consolidated Financial Statements, page F-12

12.  Commitments and Contingencies, page F-45

Contingencies, page F-45

Legal Proceedings, page F-45

6.
We note your disclosure that you, after consultation with legal counsel, currently do not anticipate that the aggregate liability, if any, arising out of regulatory matters or lawsuits will have a material effect on your earnings, financial position, or cash flows, although, at the present time, you are not in a position to determine whether any such pending or threatened matters will have a material effect on your results of operations in any future reporting period.  It is unclear how you are able to conclude that regulatory matters and lawsuits will not have a material effect on your earnings, but you are not in a position to conclude on whether such matters will have a material effect on your results of operations.  We believe that both earnings and results of operations describe the impact on your Consolidated Statements of Income, and we do not believe this disclosure satisfies the criteria in ASC 450-20-50.  Accordingly, to the extent that the estimated reasonably possible loss or range of reasonably possible losses in excess of amounts accrued could have a material effect on any of your consolidated financial statements, please revise future filings to provide the range.  If the range of possible losses is not material to any of your consolidated financial statements (including your Consolidated Statements of Income), please revise your disclosure in future filings to clearly state that fact.

Currently, management cannot reasonably estimate the possible loss or range of loss that may arise from current regulatory matters or lawsuits due to uncertainties surrounding these matters.  We believe the differences in the formulations of the two sentences referenced by the Staff were inadvertent.  In response to the Staff’s comment, we revised our legal proceedings disclosure contained in “Part II – Other Information, Item 1., Legal Proceedings” in our Form 10-Q for the quarter ended March 31, 2012 to read as set forth below.  We will use a similar formulation in future filings, when applicable, including in the “Commitments and Contingencies” financial footnote.

“From time to time, BlackRock receives subpoenas or other requests for information from various U.S. federal, state governmental and domestic and international regulatory authorities in connection with certain industry-wide or other investigations or proceedings. It is BlackRock’s policy to cooperate fully with such inquiries. The Company and certain of its subsidiaries have been named as defendants in various legal actions, including arbitrations and other litigation arising in connection with BlackRock’s activities. Additionally, certain of the investment funds that the Company manages are subject to lawsuits, any of which potentially could harm the investment returns of the applicable fund or result in the Company being liable to the funds for any resulting damages.

Management, after consultation with legal counsel, currently does not anticipate that the aggregate liability, if any, arising out of regulatory matters or lawsuits will have a material effect on BlackRock’s results of operations, financial position or cash flows. However, there is no assurance as to whether any such pending or threatened matters will have a material effect on BlackRock’s results of operations, financial position or cash flows in any future reporting period.  Due to uncertainties surrounding these matters, management cannot reasonably estimate the possible loss or range of loss that may arise from these matters.”

21.  Segment Information, page F-67

7.
You disclose that you direct operations as one business, the asset management business, and you operate in one business segment in accordance with ASC 280-10.  We also note your disclosure within the Business section of your filing that separately discusses assets under management by asset class, which appears to represent the different types of products you manage, as well as by client type (e.g. institutional investors, retail and high net worth investors, and iShares).  Please tell us what information your CODM regularly reviews to make decisions about resource allocations and to assess performance. Additionally, please tell us whether you aggregate operating segments, and if so, how you determined that such operating segments exhibit similar long-term financial performance and have similar economic characteristics.  In your response, please tell us how you considered the aggregation criteria of ASC 280-10-50-11 and the quantitative threshold guidance of 280-10-50-12 through 280-10-50-19.

The Company directs its operations as one asset management business.  The Chief Operating Decision Maker (“CODM”) utilizes BlackRock’s consolidated statement of operations along with AUM as the primary non-financial metric to monitor performance and allocate resources.  AUM and its component changes, including net new business, investment performance and foreign exchange movements, are reviewed using multiple views, including by product type, client type, region and management style.  Currently the CODM regularly reviews revenues (base and performance fees) by product type and management style.  However, controllable operating expenses (e.g., discretionary incentive compensation, legal fees, etc.) are regularly reviewed by the CODM at the functional level (i.e., portfolio management group, global client group, corporate and business operations, etc.) and are not allocated to products, clients or management style.  ASC 280-10-50-1 defines an operating segment as one in which operating results are regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.  The operating results reviewed by the Company’s CODM, including operating income, operating margin, net income, earnings per share and other financial and non-financial metrics, are at the BlackRock, Inc. consolidated level and not at the level at which AUM is presented or disclosed in our Form 10-K; therefore, the Company’s results are reported as one operating segment.  As a result, the Company does not aggregate segments in accordance with the criteria in ASC 280-10-50-11 and is not required to separately report additional financial information based on the quantitative thresholds in ASC 280-10-50-12 through ASC 280-10-50-19.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

Item 402(b) of Regulation S-K sets forth the disclosure requirements with respect to the Compensation Discussion and Analysis.  In prior reviews, we have commented when your disclosures in this area were unclear or did not respond to the disclosure requirements.  For example, we issued a number of comments asking for clarification of how you determine the amount of compensation you pay to your named executive officers.  See, for example, comments eight, nine and 12 in our letter dated July 19, 2010 and comment three in our letter dated September 9, 2010.  We believe your Compensation Discussion and Analysis continues to remain unclear as to how you determine the amount of compensation that you pay.  Please amend Item 11 of your Form 10-K in response to the comments in this section of the letter.

We are providing as a supplement to this letter examples of proposed disclosure that would be included in our CD&A in future filings.  After having reviewed the comments in this section of the Staff's letter as well as the Staff's letter dated September 9, 2010, we continue to believe that our CD&A materially complies with the relevant rules and regulations in this area and accordingly would respectfully request that we be permitted to include the proposed disclosure in our future filings rather than in an amendment to our Form 10-K.

Long-Term Incentive Compensation, page 25

8.
We note that you introduced the Challenge Program in 2011 and that grants of awards under this program require “achievement of performance conditions....”  We also note your disclosure on page 31 that “[t]he determination of…Challenge Awards was based on an assessment of individual contributions to BlackRock’s success throughout the year, each executive’s ability to contribute in the future and consideration of the aggregate bonus pool.”  Please revise to disclose the performance factors that the Management Development and Compensation Committee (MDCC) considers in determining awards made pursuant to the Challenge Program and clarify how “consideration of the aggregate bonus pool” factors into this determination.

We would like to clarify to the Staff that it is not the “grants of awards” that require “achievement of performance conditions....”  Rather, as noted on page 26 of the definitive proxy, “achievement of performance conditions is...required in order for awards to be delivered.”  In other words, performance conditions must be satisfied as a condition to vesting, not as a condition to the grant.

The determination to grant, or the amount of any grants of, Challenge Awards are not formulaic in nature and there are no specific performance factors that serve as the basis for determining the size of those awards.  Instead, as described on pages 26 and 28 of the definitive proxy, the Challenge Awards are made as part of an integrated, subjective compensation decision after the end of the year, when full-year results are known, and there is no direct correlation between any particular performance measure and the size of the resulting award.  As part of its subjective decision making, and as set forth on page 28 of the definitive proxy, the MDCC is particularly mindful of the Company’s overall ratio of cash bonuses to pre-incentive operating income, as well as the ratio of compensation and benefits expense to revenue. However, there exists no fixed formula by which the MDCC is bound.

Provided as a supplement to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

9.
We refer to your disclosure at the bottom of page 29; please describe how you determined the $144 million bonus pool from which the Challenge Awards were granted, as well as how you determined whether to grant awards from this pool in the form of Challenge Awards or otherwise.  In this regard, please refer to comment three of our letter dated September 9, 2010.  Please also disclose the formula used to convert award value into restricted stock, as discussed on page 28.

Consistent with the integrated, subjective nature of the MDCC’s compensation decisions, the MDCC subjectively determined that the aggregate size of 2011 long-term awards made in January 2012, which is in addition to the annual incentive awards (annual bonus), would be $144 million, a portion of which would consist of Challenge Awards to be made to our named executive officers.

The number of units granted as Challenge Awards was determined by dividing the individual’s award value by the average of the high and low prices on January 20, 2012 and multiplying the result by 1.6052.  This conversion premium was derived using a fair value calculation based on a Monte Carlo methodology that accounts for the performance requirements and the risk of the award not vesting if prescribed performance requirements are not met.

Provided as a supplement to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A and Summary Compensation Table in future filings consistent with the foregoing.

Compensation Consultant, page 29

10.
We note that you utilize survey information provided by McLagan Partners and publicly disclosed pay information at certain publicly-traded asset management firms in evaluating overall pay levels and trends.  We also note your disclosure on p. 30 that the MDCC considered “[c]ontinued competitive investment performance…where 63%, 67% and 73% of AUM ranked above benchmark or peer group median” in the context of determining 2011 executive pay.  Please revise your disclosure to clarify the extent to which the MDCC determines executive compensation based upon a comparison of peer data (e.g., to specify whether the MDCC adjusts compensation based upon its review of such information).  Also, tell us why you believe it is appropriate to identify the companies reviewed by Semler Brossy and not identify the component companies of the McLagan Partners study.  We note that you indicate that the Semler Brossy companies do not provide ideal comparisons and the companies used in the McLagan Partners study offer more suitable comparisons.

Although, as noted on page 29 of the definitive proxy, the MDCC consults with Semler Brossy regarding information in the McLagan Partners analysis, the results of competitive surveys and publicly-disclosed pay information for certain publicly-traded asset management firms, this information does not serve as the basis for the MDCC’s compensation decisions. The MDCC does not engage in any formal comparison of pay between BlackRock’s executives and executives at other companies; rather, this information is reviewed and considered in order to provide the MDCC with a clearer understanding of compensation practices and trends in the broader marketplace in furtherance of its subjective decision making.

Confidentiality obligations to McLagan Partners and to its survey participants prevent BlackRock from disclosing the firms included in the surveys.  Survey participants include stand-alone, publicly traded asset management companies as well as asset management organizations for which publicly available compensation data is not available.

Provided as a supplement to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

Determination of 2011 Compensation, page 29

11.
We note your responses to comment eight of our letter dated July 19, 2010, comment one of our letter dated June 4, 2009 and comment three of our letter dated August 27, 2008 regarding the composition of your corporate bonus pool.  We refer to your disclosure on page 32 that for 2011 annual incentive awards the MDCC “established a maximum corporate incentive pool based on pre-incentive operating income, and through prescribed formulas, effectively set maximum annual incentive awards for each of the named executive officers….”

•
Please clarify how the MDCC uses the factors discussed in the last paragraph on page 28 to ultimately determine the total bonus pool.  For example, it currently is unclear how the projected bonus amounts relate to your pre-incentive operating income, how your operating income is adjusted in any given year (i.e., up or down) and how the MDCC considers “other financial measures, including the ratio of [y]our annual compensation and benefits expense to [y]our revenue.”

•
Please also revise your disclosure in this section to clarify whether the MDCC made adjustments to the bonus pool for the reportable year and to disclose any objective factors used by the Committee in making such adjustments.  For example, we note from your disclosure on p. 32 that in 2011 “the MDCC exercised its discretion to pay less than the formula results,” but it is unclear why the MDCC chose to exercise its discretion or upon what criteria and factors it based its decision.  We note in this regard that the MDCC may adjust the bonus pool accruals “to reflect market conditions, competitive pay levels and the Company’s performance.”

•
Additionally, while we note your disclosure on page 30 regarding 2011 bonus amounts actually paid to named executive officers, your existing disclosure omits a discussion of the methodology utilized by the MDCC in allocating a portion of the total bonus pool to your named executive officers.  Please revise your disclosure to explain this methodology.

BlackRock maintains a corporate-wide bonus pool through accruals made over the course of the year which is designed to ensure that sufficient funds are available each year to pay annual cash incentive awards (the “Corporate Pool”).  As described on page 28 of the definitive proxy, the Company determines the total Corporate Pool amount in large part by considering the projected amount of cash bonuses relative to pre-incentive operating income (adjusted for certain non-recurring items), as well as reviewing other financial measures, including the ratio of annual compensation and benefits expense to revenue.  However, the Corporate Pool does not serve as a basis for the MDCC’s compensation decision for our named executive officers; rather, the Corporate Pool provides the source for “funding” the annual cash incentive awards made to Company employees each year, including the cash portion of the annual bonuses approved by the MDCC for our named executive officers as part of the MDCC’s integrated, subjective decision making process described in the definitive proxy and in our response to Comment 8 above.

The reference to the “corporate incentive pool” on page 32 of the definitive proxy reflects the design and structure of BlackRock’s shareholder-approved Amended and Restated 1999 Annual Incentive Performance Plan (the “Performance Plan”).  Consistent with the requirements of Section 162(m) of the Internal Revenue Code, each year the MDCC administers a Section 162(m) pool under the Performance Plan (the “162(m) Pool”) in conjunction with the Corporate Pool referred to above.  The 162(m) Pool is expressed as a percentage of pre-incentive operating income; a percentage of the overall 162(m) Pool (essentially a sub-pool) is then allocated specifically for the cash and stock portion of the annual incentive awards (but not Partner Plan or Challenge Awards) in respect of our highest-paid senior executives, including all named executive officers.  Consistent with the requirements of Section 162(m), this sub-pool is then allocated on an individual basis, so that each eligible executive is assigned his or her maximum percentage of the sub-pool.  Neither the 162(m) Pool, the sub-pool nor any individual’s allocable portion of the sub-pool serves as a basis for the MDCC’s compensation decisions for our named executive officers; instead, as noted on page 32 of the definitive proxy, the sub-pool serves to establish a Section 162(m) ceiling on the annual amount which the MDCC can award under the Performance Plan to those of our executives who are subject to Section 162(m), all subject to the availability of the Corporate Pool and consistent with the MDCC’s integrated, subjective decision making described in the definitive proxy and in our various responses herein.

Provided as a supplement to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

12.
We note your disclosure on page 28 that “framework for compensation decision[s] is tied to achievement of goals” and that “compensation for named executive officers is not determined by formula.”  We also note from your response to comment nine of our letter dated July 19, 2010 that “[t]he allocation of bonuses to [y]our named executive officers was made on the basis of a subjective judgment by [the] MDCC” and that “the MDCC considered a number of factors, including non-financial goals and…overall financial and investment performance….”  Please revise your disclosure to clarify how reported financial results and company performance factor into annual incentive awards and, to the extent applicable, to long-term equity awards and awards made pursuant to your Challenge Program.  Please note that your revised disclosure should clearly explain the specific items of corporate performance that the MDCC considers in determining award amounts.  If these awards are based upon the MDCC’s subjective evaluation of performance goals, please revise your disclosure to say so clearly.

As noted in response to Comment 11 above, the various awards are in fact based upon the MDCC’s subjective evaluation of the Company’s performance, rather than through application of any formulas.

Provided as a supplement to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

2011 Summary Compensation Table, page 35

13.
Tell us why you have included the cash portion of awards made pursuant to the Performance Plan in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column and why the cash awards made in 2011 are not reported in the Grant of Plan-Based Awards table.

Even though the cash portion of performance awards is derived from the Performance Plan, such awards are not correlated to the “effective maximum” referred to on page 32 of the definitive proxy (i.e., the Section 162(m) maximum referred to in our response to Comment 11 above).  As such, and consistent with the comments made throughout this response that MDCC determinations on compensation are subjective and part of an integrated year-end decision, the Company believes that the cash awards are discretionary and that, accordingly, it is proper to reflect such awards in the “Bonus” column and not to report such awards in the Grant of Plan-Based Award table.

Certain Relationships and Related Transactions, page 46

14.
Please reconcile your disclosure in this section with the quantitative disclosure provided in Note 15 to the financial statements on pages F-53 through F-57 of your 2011 Form 10-K.  For example and without limitation, we note that the revenue and expenses reported in your Form 10-K related to Bank of America and its subsidiaries does not appear to correspond to your disclosure on pages 46 through 48 of your definitive proxy statement.  Please advise.

As disclosed on page F-53 of our 2011 Form 10-K, following our acquisition of Merrill Lynch Investment Managers and the issuance of a substantial share interest to Merrill Lynch in 2006, we considered Merrill Lynch (and then following its acquisition by Bank of America, Bank of America) to be a related party based on its level of ownership.  In November 2010, Bank of America sold the majority of its economic interest, including all of its voting interest, in BlackRock in a public secondary offering whereby its ownership was reduced from 3.7% of the Company’s common stock and 33.9% economic interest in the Company to holding no common stock and a 7.1% economic interest in the Company.  As a result of its substantially reduced ownership position following the offering, the Company concluded that Bank of America was no longer a related party for U.S. GAAP purposes, which determines the related party footnote disclosure for the financial statement transactions included in our 2011 Form 10-K.  Consequently, no related party transactions were included in our 2011 Form 10-K with respect to Bank of America for the periods following November 2010.

For our definitive proxy, we analyzed whether our transactions with Bank of America constituted related party transactions under Item 404 of Regulation S-K.  In an abundance of caution, we determined that it was appropriate to continue to disclose our transactions with Bank of America in our definitive proxy since Thomas K. Montag, Co-Chief Operating Officer of Bank of America, continues to serve as a member of the Board of Directors of BlackRock and could potentially be considered to have an indirect material interest in these transactions.

There were no material differences in reported amounts for PNC and Barclays between our definitive proxy and our Form 10-K.

Form 8-K filed April 18, 2012

Exhibit 99.2

Operating cash flow and payout ratio, page 19

15.
You disclose operating cash flows on a GAAP and as adjusted basis, and you make reference to previously filed Forms 10-K, 10-Q, and 8-K for further information and reconciliation between the GAAP and as adjusted amounts.  Please tell us where these GAAP and non-GAAP amounts are reconciled in your previously filed documents, and in future filings, please revise your disclosure to reconcile your operating cash flows on a GAAP and as adjusted basis, or clearly reference the location of such reconciliation. Additionally, please tell us how you considered Compliance & Disclosure Interpretation (C&DI) 102.06 issued by the Division of Corporation Finance and the view that all three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented.

The Company’s reconciliations between GAAP and as adjusted cash flows are included in the following previously filed Forms 10-K and 10-Q:

Period	Document	Page
2008	Form 8-K (1)	Page 52

2009	2009 Form 10-K	Page 79

2010	2010 Form 10-K	Page 93
	2011 Form 10-K	Page 80

2011	2011 Form 10-K	Page 80

1Q 2011	1Q 2011 Form 10-Q	Page 79
1Q 2012	1Q 2012 Form 10-Q (2)	Page 70

(1)	A Current Report on Form 8-K, which updated the financial information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, was filed with the SEC on September 17, 2009.

(2)	The Company’s final as adjusted operating cash flows were reconciled to final GAAP cash flows in its Quarterly Report on Form 10-Q filed May 9, 2012.

        The Company did not include 2006 and 2007 as adjusted cash flows in its previously filed Form 10-Ks.

        The Company has considered the view in Compliance & Disclosure Interpretation 102.06 by including all three major categories of the statement of cash flows in its disclosure of non-GAAP measures in its annual and quarterly filings. In future filings of the Company’s earnings releases, the Company will include the reconciliation of operating, financing and investing cash flows.

*   *   *

We acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             We thank you for your attention to this response letter.  Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Ann Marie Petach
Ann Marie Petach
Senior Managing Director
and Chief Financial Officer

cc:	Deloitte & Touche LLP